June 18, 2010

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Filings – Form 40-17G

Re:	Fidelity Bond Filing on Form 40-17G/SEC File Nos. 33-100822; 811-21247
Defenders Multi-Strategy Hedge Fund, LLC (the “Fund”)

Ladies and Gentlemen:

     On behalf of the Fund and pursuant to Rule 17g-1 of the Investment Company Act of 1940 and paragraph (g)(1) thereunder, we enclose the following fidelity bond documentation for filing with the Commission:

1.	Endorsement No. 4 referencing the extension of the term of the Fund’s fidelity bond through September 30, 2010;

2.	A copy of the Fund’s fidelity bond (including Endorsement Nos. 1 – 3) issued by Chubb Group of Insurance with a limit of liability of $1,000,000*;

3.	A copy of the resolution of a majority of the Board of Managers of the Fund approving the form and the amount of the bond*; and

4.	A copy of the Joint Liability Insurance Agreement between the Fund and Mellon Optima L/S Strategy Fund.

     *Incorporated by reference to the Rule 17g-1 filing on July 28, 2009.

     Should you have any questions or comments regarding the enclosed, please do not hesitate to contact me via telephone at (212) 298-1644 or via e-mail at lisa.grosswirth@bnymellon.com.

Sincerely yours,

/s/ Lisa R. Grosswirth
Lisa R. Grosswirth
Secretary
Defenders Multi-Strategy Hedge Fund LLC

Enclosures
cc: P. Sullivan

			VIGILANT INSURANCE COMPANY
			Endorsement No.: 4
			Bond Number:	81947957
NAME OF ASSURED: BNY/IVY MULTI-STRATEGY HEDGE FUND, LLC

	EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	June 1, 2009
	to	12:01 a.m. on	September 30, 2010

This Endorsement applies to loss discovered after 12:01 a.m. on June 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 26, 2010

ICAP Bond

Form 17-02-5032 (Ed. 11-02)